

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Mr. Gene S. Bertcher
Chief Financial Officer
American Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, Texas 75234

>   **Re: American Realty Investors, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed on March 31, 2010**
>   **File Number 001-13913**

Dear Mr. Gene S. Bertcher:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 2 – Real Estate, pages 52 – 54

1.   As discussed on page 72 within note 21, we note that you agreed to fund LK-Four
         Hickory LLC for projection shortfalls and approximately $1.0 million for move-in
         discounts and other concessions. You also disclose that you and Limkwang Nevada, Inc.
         unconditionally guaranteed the punctual payment when due of a $28.0 million note
         payable for LK-Four Hickory, LLC. Please clarify if these are all of the risks and
         obligations that were retained from the sale of Four Hickory in 2007 (as disclosed on
         page 36); if not, please provide us with a detailed description of the other risks and
         obligations. Your discussion should address the consequences should you default on any
         of your obligations to the LLC.   In addition, you disclose on page 29 that you account for
         your investment in LK-Four Hickory LLC using the equity method; please tell us how
         you considered the guidance in Topic 810 of the FASB Accounting Standards
         Codification in determining whether the LLC was a variable interest entity along with
         your primary beneficiary analysis, if applicable.   Specifically, please discuss the
         organizational structure of the LLC including the ownership percentage and the role and
         rights of each respective member as well as a comparison of your retained risk and
         obligations to your proportionate interest in the LLC.

2.   Furthermore, as disclosed on page 53 of your 2007 Form 10-K, we note that in November
         2007, you sold a 71% interest in the Four Hickory building to LK-Four Hickory LLC for
         $39.7 million.   You retained 29% and recorded a gain on sale of $15.4 million, with $3.7
         million of the gain being deferred.   Please tell us the terms of the sale, if not already
         addressed in our previous comment, and the basis in Topic 360-20 of the FASB
         Accounting Standards Codification you relied upon for determining the recognition and
         deferral of the gain.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filings; and

Gene S. Bertcher
American Realty Investors, Inc.
July 9, 2010
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3782 if you have any questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant